PW

AB
10/15



10032384


RECEIVED
SEP 2 8 2010
189
WASH, D.C.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36129

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2009 (MM/DD/YY) AND ENDING JUNE 30, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DOMESTIC SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

160 SUMMIT AVENUE
(No. and Street)

MONTVALE, (City) NEW JERSEY (State) 07645 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARK SHEFTS 201-782-0888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WOLINETZ, LAFAZAN & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

5 NORTH VILLAGE AVENUE, ROCKVILLE CENTRE, NY 11570
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

2A

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

OATH OR AFFIRMATION

I, MARK SHEFTS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of DOMESTIC SECURITIES, INC., as of JUNE 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President
Title



Notary Public

HARRY LEFROWITZ
NOTARY PUBLIC OF NEW JERSEY
COMMISSION EXPIRES 2/18/2014

Wolinetz, Lafazan & Company, P.C.

Certified Public Accountants

5 North Village Avenue
Rockville Centre
New York 11570
516-536-0770
Fax: 516-536-5753
www.wolafcpa.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors
Domestic Securities, Inc.
Montvale, New Jersey

We have audited the accompanying statement of financial condition of Domestic Securities, Inc. as of June 30, 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Domestic Securities, Inc. as of June 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
September 23, 2010

MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
CENTER FOR PUBLIC COMPANY AUDIT FIRMS

DOMESTIC SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2010

ASSETS

Cash and cash equivalents	$ 1,730,997
Receivable from broker	2,992,958
Securities owned – at market value	1,914,480
Property and equipment – net	168,184
Receivable from related parties	674,506
Other assets	113,883
Deferred tax assets	36,100
Security deposits	11,062
Total Assets	$ 7,642,170

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Payable to clearing broker		$ 2,106,555
Accounts payable		239,632
Accrued expenses		725,496
Income taxes payable		24,600
Securities sold, not yet purchased – at market value		307,341
Total Liabilities		3,403,624
Commitments and Contingencies		
Stockholders' Equity:		
Common stock, no par value; authorized 200 shares, issued and outstanding 150 shares	$ 150	
Additional paid-in capital	3,435,400	
Retained earnings	802,996	
Total Stockholders' Equity		4,238,546
Total Liabilities and Stockholders' Equity		$ 7,642,170

The accompanying notes are an integral part of the financial statements.

DOMESTIC SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2010

REVENUES:		
Trading gains – net		$ 20,079,115
Other		186,246
Interest and dividends		55,610
Total Revenues		20,320,971
COSTS AND EXPENSES:		
Clearing charges	$ 1,417,758	
Communication costs and execution fees	4,926,642	
Officers' compensation	914,550	
Employee compensation and benefits	11,868,915	
Occupancy costs	284,700	
Regulatory fees	299,835	
Other operating expenses	555,312	
Total Costs and Expenses		20,267,712
Income before Provision for Income Taxes		53,259
Provision for Income Taxes		30,000
NET INCOME		$ 23,259

The accompanying notes are an integral part of the financial statements.

DOMESTIC SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2010

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance – Beginning of Year	$ 150	$3,435,400	$ 779,737	$ 4,215,287
Net Income	-	-	23,259	23,259
Balance – End of Year	$ 150	$3,435,400	$ 802,996	$ 4,238,546

The accompanying notes are an integral part of the financial statements.

DOMESTIC SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2010

Cash Flows from Operating Activities:		
Net Income		$ 23,259
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		92,881
Decrease in deferred tax assets		3,900
(Increase) Decrease in Operating Assets:		
Receivable from broker	$ 1,194,100	
Securities owned – at market value	524,306	
Other assets	(3,827)	1,714,579
Increase (Decrease) in Operating Liabilities:		
Payable to clearing broker	(366,663)	
Accounts payable	(63,340)	
Accrued expenses	(778,220)	
Income taxes payable	18,100	
Securities sold, not yet purchased – at market value	(258,074)	(1,448,197)
Net Cash Provided by Operating Activities		386,422
Cash Flows from Investing Activities:		
Purchases of property and equipment		(105,483)
Net Cash Used in Investing Activities		(105,483)
Cash Flows from Financing Activities:		
Loans to related parties		(194,134)
Net Cash Used in Financing Activities		(194,134)
Increase in Cash and Cash Equivalents		86,805
Cash and Cash Equivalents – Beginning of Year		1,644,192
Cash and Cash Equivalents – End of Year		$ 1,730,997
Supplemental Cash Flow Disclosure:		
Cash paid for interest		$ -
Cash paid for income taxes		$ 5,184

The accompanying notes are an integral part of the financial statements.

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Domestic Securities, Inc., (the "Company") is a registered broker/dealer engaged primarily in securities trading. The Company is a wholly owned subsidiary of a privately owned corporation ("the Parent").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Marketable Securities

Securities owned and securities sold but not yet purchased are stated at fair market value and represent equity securities in which the Company acts as market maker and performs proprietary trading. Securities owned and securities sold but not yet purchased consist of equity securities.

Securities sold but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price. A liability is thereby created to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold but not yet purchased may exceed the amount recognized in the statement of operations.

Unrealized gains and losses on securities are reflected in the statement of operations.

Depreciation

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets, which approximate three to five years.

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies (Continued)

Estimated Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at market value or amounts which, because of their short-term nature, approximate fair value.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires the recognition of deferred tax liabilities and assets at tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences are recognized to the extent that realization of such benefits is more likely than not.

Concentration of Credit Risks

The Company maintains its cash in bank deposit accounts which exceed federally insured limits.

Revenue Recognition

The Company records proprietary and firm trading transactions on a trade date basis. The Company is exposed to risk of loss on these transactions in the event a client or broker fails to meet the terms of their contracts, in which case the Company may have to purchase or sell the positions at prevailing market prices. The Company records client transactions on a trade date basis.

Reclassifications

Certain items in these financial statements have been reclassified to conform to the current period presentation.

NOTE 2 - Fair Value

Fair Value Measurement

FASB Accounting Standards Codification 820 ("FASB ASC 820") defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 2 - Fair Value (Continued)

Fair Value Measurement (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the assets or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the assets or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2010.

	Level 1	Level 2	Level 3	Total
Assets				
Cash and cash equivalents	$ 1,730,997	$ -	$ -	$1,730,997
Securities owned:				
Equities	1,914,480	-	-	1,914,480
Clearing broker deposit receivable - cash and cash equivalents	2,818,655	-	-	2,818,655
Totals	$ 6,464,132	$ -	$ -	$6,464,132
Liabilities				
Securities sold, not yet purchased:				
Equities	$ 307,341	$ -	$ -	$ 307,341
Totals	$ 307,341	$ -	$ -	$ 307,341

Fair Value Option

FASB ASC 825, *Financial Instruments*, provides a fair value option election that allows entities to irrevocably elect fair value as the initial and subsequent measurement attributable for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company did not elect the fair value option for any of its financial assets or liabilities, and therefore, there was no impact on the Company's financial position, results of operations or cash flows.

NOTE 3 - Brokerage Receivables and Payables

Receivable from broker consists of the following:

Clearing broker deposit receivable	$ 2,818,655
Receivable from clearing broker – trading gains - net	174,303
	$ 2,992,958

Payable to clearing broker represents net amounts owed on security positions.

NOTE 4 - Property and Equipment

Property and equipment consists of the following:

Furniture and Fixtures	$ 49,368
Office Equipment and Computers	613,381
Leasehold Improvements	65,263
Vehicles	62,862
	790,874
Less: Accumulated Depreciation	622,690
	$ 168,184

Depreciation expense was $92,881 for the year ended June 30, 2010.

NOTE 5 - Related Party Transactions

The Company rents its Montvale, New Jersey office facilities from an affiliate on a month-to-month basis. Rent paid to this related company approximated $90,000 for the year ended June 30, 2010.

Receivable from related parties consist of loans made to the Company's parent and the Company's president amounting to $674,506 at June 30, 2010. The loans bear interest at 4% per annum and are due on demand. Interest income recorded on these loans amounted to $15,392 for the year ended June 30, 2010.

NOTE 6 - Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule ("the Rule") under the Securities Exchange Act of 1934. Under this Rule, the Company is required to maintain net capital, as defined, equal to the greater of $100,000 or $2,500 for each stock it posts a quote in that trades above $5 per share and $1,000 for each stock it posts a quote in that trades at $5 or less per share, up to $1,000,000 and a net capital ratio, as defined, of a maximum of 1500%. At June 30, 2010, the Company's net capital was $2,934,861, which exceeded its minimum net capital requirement by $1,934,861 and its net capital ratio was 33.72%.

NOTE 7 - Commitments and Contingencies

Legal

The Company is involved in legal proceedings and claims which arise in the ordinary course of its business. Management cannot determine the outcome of these proceedings and claims at this time and believes that the outcome of any such litigation and claims would not result in any material adverse effect on the Company's financial position or results of operations.

Lease Commitments

The Company occupies office facilities in Edison, New Jersey under non-cancellable operating leases. Approximate future minimum commitments under these leases are as follows.

Year Ending June 30,	
2011	$ 82,500
2012	82,500
2013	6,900
Total	$ 171,900

Rent expense for these leases was approximately $84,000 for the year ended June 30, 2010.

NOTE 8 - Financial Instruments with Off-Balance Sheet Credit Risk

The Company maintains inventories in equity securities on both a long and short basis. While long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transactions. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked to market daily and are continuously monitored by the Company.

NOTE 9 - Income Taxes

For the year ended June 30, 2010, the Company's components of provision for income taxes was as follows:

Current:	
Federal	$ 17,300
State	8,800
Total Current	26,100
Deferred	3,900
	$ 30,000

NOTE 9 - Income Taxes (Continued)

Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial statement and tax return purposes. Temporary differences that created deferred tax assets and liabilities are as follows:

Deferred tax assets:	
Depreciation	$ 18,400
Reserves	17,700
	$ 36,100

NOTE 10 - 401(k) Plan

Eligible employees of the Company are participants in a defined contribution retirement plan that qualifies as a 401(k) plan under the Internal Revenue Code. The Company made no matching contributions for the year ended June 30, 2010.

A copy of the Firm's Statement of Financial Condition as at June 30, 2010, pursuant to S.E.C. Rule 17a-5, is available for inspection at the Firm's office and at the regional office of the Securities and Exchange Commission.

SUPPLEMENTAL SCHEDULES

DOMESTIC SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1
JUNE 30, 2010

CREDIT ITEMS:		
Total stockholders' equity		$ 4,238,546
DEBIT ITEMS:		
Property and equipment - net	$ 168,184	
Receivable from related parties	674,506	
Other assets	113,883	
Deferred tax assets	36,100	
Security deposits	11,062	
Total Debit Items		1,003,735
Net Capital Before Haircuts		3,234,811
Haircuts on Securities:		
Other securities		299,950
Net Capital		2,934,861
Less: Minimum net capital requirement		1,000,000
Remainder: Net capital in excess of all requirements		$ 1,934,861

Capital Ratio: (Maximum allowance 1500%)

Aggregate Indebtedness	$ 989,728	33.72%
Divided by: Net Capital	$2,934,861	

Aggregate Indebtedness:	
Accounts payable	$ 239,632
Accrued expenses	725,496
Income taxes payable	24,600
	$ 989,728

SCHEDULE 2.

DOMESTIC SECURITIES, INC.
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
JUNE 30, 2010

Net capital - per Company's unaudited X-17A-5 Part II A Filing		$ 2,991,152
Adjustments:		
Increase in accrued expenses	$(31,029)	
Increase in income taxes payable	(24,600)	
Increase in Other Receivables	(662)	(56,291)
Net capital - per report pursuant to Rule 17a-5(d)		$ 2,934,861

To the Board of Directors
Domestic Securities, Inc.

In planning and performing our audit of the financial statements of Domestic Securities, Inc. ("the Company") as of and for the year ended June 30, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission ("the SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Domestic Securities, Inc.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
September 23, 2010

Wolinetz, Lafazan & Company, P.C.
Certified Public Accountants

5 North Village Avenue
Rockville Centre
New York 11570
516-536-0770
Fax: 516-536-5753
www.wolafcpa.com

Independent Accountants' Report on Applying Agreed-Upon Procedures

The Board of Directors
Domestic Securities, Inc.
160 Summit Avenue
Montvale, New Jersey 07645

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the fiscal period July 1, 2009 to June 30, 2010, which were agreed to by Domestic Securities, Inc. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2010, as applicable, with the amounts reported in Form SIPC-7 for the fiscal period July 1, 2009 to June 30, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (trial balance) noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (trial balance) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
September 23, 2010

DOMESTIC SECURITIES, INC.
SECURITIES INVESTOR PROTECTION CORPORATION
GENERAL ASSESSMENT RECONCILIATION
FOR THE FISCAL PERIOD JULY 1, 2009 TO JUNE 30, 2010
(See Independent Accountants' Report on Applying Agreed-Upon Procedures)

Total Revenue	$ 20,305,579
Less:	
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	2,360,355
Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business	112,307
Total Deductions	2,472,662
SIPC Net Operating Revenue	$ 17,832,917
General Assessment at .0025	$ 44,582
Less:	
Payment made with SIPC-6, January 29, 2010	23,099
Payment made with SIPC-7, June 22, 2010	$ 21,483